

January 11, 2023

Eric Marchetto
Chief Financial Officer
Trinity Industries, Inc.
14221 N. Dallas Parkway, Suite 1100
Dallas, Texas 75254-2957

  Re: Trinity Industries, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed February 17, 2022
    File No. 001-06903

Dear Eric Marchetto:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing